Filed by The Walt Disney Company

Pursuant to Rule 425 under the

Securities Act of 1933 and deemed

filed pursuant to Rule 14a-12 under the

Securities Exchange Act of 1934 (the “Exchange Act”)

Subject Company: Marvel Entertainment, Inc.

Exchange Act File No.: 1-13638

Forward-Looking Statements:

Certain statements in this communication may constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements relate to a variety of matters, including but not limited to: the operations of the businesses of The Walt Disney Company (“Disney”) and Marvel Entertainment, Inc. (“Marvel”) separately and as a combined entity; the timing and consummation of the proposed merger transaction; the expected benefits of the integration of the two companies; the combined company’s plans, objectives, expectations and intentions and other statements that are not historical fact. These statements are made on the basis of the current beliefs, expectations and assumptions of the management of Disney and Marvel regarding future events and are subject to significant risks and uncertainty. Investors are cautioned not to place undue reliance on any such forward-looking statements, which speak only as of the date they are made. Neither Disney nor Marvel undertakes any obligation to update or revise these statements, whether as a result of new information, future events or otherwise.

Actual results may differ materially from those expressed or implied. Such differences may result from a variety of factors, including but not limited to:

•	legal or regulatory proceedings or other matters that affect the timing or ability to complete the transactions as contemplated;

•

the possibility that the expected synergies from the proposed merger will not be realized, or will not be realized within the anticipated time period or that the businesses will not be integrated successfully;

•	the possibility of disruption from the merger making it more difficult to maintain business and operational relationships;

•	the possibility that the merger does not close, including but not limited to, due to the failure to satisfy the closing conditions;

•	any actions taken by either of the companies, including but not limited to, restructuring or strategic initiatives (including capital investments or asset acquisitions or dispositions); and

•

developments beyond the companies’ control, including but not limited to: changes in domestic or global economic conditions, competitive conditions and consumer preferences; adverse weather conditions or natural disasters; health concerns; international, political or military developments; and technological developments.

Additional factors that may cause results to differ materially from those described in the forward-looking statements are set forth in the Annual Report on Form 10-K of Disney for the year ended September 27, 2008, which was filed with the Securities and Exchange Commission (“SEC”) on November 20, 2008, under the heading “Item 1A—Risk Factors” and in the Annual Report on Form 10-K of Marvel for the year ended December 31, 2008, which was filed with the SEC on February 27, 2009, under the heading “Item 1A—Risk Factors,” and in subsequent reports on Forms 10-Q and 8-K and other filings made with the SEC by each of Marvel and Disney.

Important Merger Information and Additional Information:

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. In connection with the proposed transaction, Disney and Marvel will file relevant materials with the SEC. Disney will file a Registration Statement on Form S-4 that includes a proxy statement of Marvel and which also constitutes a prospectus of Disney. Marvel will mail the proxy statement/prospectus to its stockholders. Investors are urged to read the proxy statement/prospectus regarding the proposed transaction when it becomes available, because it will contain important information. The proxy statement/prospectus and other documents that will be filed by Disney and Marvel with the SEC will be available free of charge at the SEC’s website, www.sec.gov, or by directing a request when such a filing is made to The Walt Disney Company, 500 South Buena Vista Street, Burbank, CA 91521-9722, Attention: Shareholder Services or by directing a request when such a filing is made to Marvel Entertainment, Inc., 417 Fifth Avenue New York, NY 10016, Attention: Corporate Secretary.

Disney, Marvel, their respective directors and certain of their executive officers may be considered participants in the solicitation of proxies in connection with the proposed transaction. Information about the directors and executive officers of Marvel is set forth in Marvel’s definitive proxy statement, which was filed with the SEC on March 24, 2009, and in Item 5.02 of Form 8-K filed by Marvel on September 4, 2009. Information about the directors and executive officers of Disney is set forth in its definitive proxy statement, which was filed with the SEC on January 16, 2009. Investors may obtain additional information regarding the interests of such participants by reading the proxy statement/prospectus Disney and Marvel will file with the SEC when it becomes available.

Bank of America Merrill Lynch

2009 Media, Communications & Entertainment Conference

SEPTEMBER 9, 2009

Disney Speaker:

Tom Staggs

Senior Executive Vice President and Chief Financial Officer

PRESENTATION

Jessica Reif Cohen – Analyst, Bank of America Merrill Lynch

Welcome Tom Staggs, Senior Executive Vice President and CFO from Disney, for a sit- down Q&A. So before we get into Marvel, let’s start with a broad question. You and Bob have said in the past that key priorities for Disney are one, to invest in quality content using your strongest brands; two, to leverage new platforms and technologies to deliver this product and three, to better exploit international opportunities. So, what are the investment spending plans to fulfill this strategy over the next few years and maybe you can touch on some of the key challenges?

Tom Staggs – Senior Executive Vice President and Chief Financial Officer, The Walt Disney Company

Sure. Happy to. I don’t know who presented in front of me but there’s a note pad in front of me which says “sell more tickets” so that’s not bad either. I could go with that. We’ve talked for a while and had a pretty consistent focus on this notion of having high- quality content, especially branded content, that we think can cut through this clutter of consumer choice, that we think has expanded and will continue to expand, and that’s really been the centerpiece. We also think that focusing on the kind of content that can translate across different platforms—content platforms, distribution platforms—and also be able to be exported or leveraged in geographic markets around the world, and that’s really been for some time now our focus, and so it does help define our investment strategy. You said we’ll get to Marvel in a minute so I’ll honor that but obviously that is part of an investment that we have announced and intend to make that we think fits very well with that strategy so we’ll come back to that in a second.

Jessica Reif Cohen – Analyst, Bank of America Merrill Lynch

It’s the next question.

Tom Staggs – Senior Executive Vice President and Chief Financial Officer, The Walt Disney Company

Okay, the next question. Even still, as we think about the investments in each of our lines of business, we have that overall strategy in mind, and so whether it’s investing in California Adventure here locally or an expansion of the park in Hong Kong, to make sure that we continue to differentiate that product, or as we focused our investment in film around Disney-branded films and animation and the films that we think can fare the best in this environment, that really has defined how we thought about investing.

The same could be said in cable. Key rights for ESPN, programming for ESPN that help differentiate that content. It also includes programming of the Disney Channel, especially programming that we think is marquee programming, both domestically and in the Disney Channels around the world, as we increasingly grow that set of distribution platforms, which have a huge impact on our reach and the awareness and the popularity of our properties around the world.

That really is how we think about prioritizing our investment. But, I think something else that’s important is it’s not just about having this stable of content and properties. The ability to leverage those properties across our different business lines and to do so in a way that’s coordinated across business lines is fundamentally part of our business approach, our management approach. It’s how people think about approaching the business, frankly how people are compensated, and so that notion that we can use the different pieces of business to extend the lives of our properties, increase the return-on-investment in those properties, and frankly, develop new properties, so that we bolster our overall stable of properties, is fundamental to what we do.

If you go back five years and look at our licensing business as a case in point, five years ago, if you took Mickey Mouse and Winnie the Pooh, which are still two of our most important property groups, that was over 60% of the licensing revenue, and in 2009 they will be less than 40%. Now that’s not because they’re in trouble. It’s because we’ve successfully grown other properties, such as Princesses, Fairies and Cars so we have a broader, healthier base of business that we can capitalize on. I don’t want to transition into your next question, but Marvel fits into that overall scheme exactly.

Jessica Reif Cohen – Analyst, Bank of America Merrill Lynch

So let’s talk about Marvel then. There are many questions but let’s start with the key reasons for the acquisition and maybe you can touch on the timing of why now?

Tom Staggs – Senior Executive Vice President and Chief Financial Officer, The Walt Disney Company

Well, the key reasons really do relate to our thinking about our strategy and what fits with that. We’ve said for some time that when we think about making an acquisition, we want to make sure that it fits strategically and it helps bolster our strategic position. We think that Marvel does that. It gives us a broader set of properties and it fits well with what we do. We think that Marvel, and they’ve done a very nice job over the last several years of expanding their properties and the value of their properties, but we do think that it’s worth more inside of that business model that I just described than it is on a stand-alone basis, and that’s why it made sense to us. It seems like any time someone does an acquisition, they get the question “why now”? When you find something that’s the right strategic fit, one has to be opportunistic, and it makes sense that if there’s an opportunity that presents itself that fits and that can create value, it behooves us to go after it and that’s what we did here.

I don’t think that — we hadn’t seen an opportunity previously. By the way, it’s not that they were for sale at this point either, but we engaged in conversations because we were convinced of the strategic fit, and Bob Iger and Ike Perlmutter spent time talking about the approach to business and what the companies might do together, and that quickly turned to the real opportunity in bringing the companies together. That led to the discussion about what it could look like in the context of an acquisition and that was compelling.

Jessica Reif Cohen – Analyst, Bank of America Merrill Lynch

Before we get to the opportunity let’s go to the cost side. You said on the call after the acquisition, after you announced the acquisition, that in fiscal 2010 there will be mid- single digit dilution. Obviously there will be something in fiscal ‘11 because you said it would be accretive in fiscal ‘12. Can you break out amortization in year one and beyond and can you break out what’s deferred revenue as part of that?

Tom Staggs – Senior Executive Vice President and Chief Financial Officer, The Walt Disney Company

Well, let me say it this way because whenever we announce an acquisition, obviously the purchase accounting isn’t done yet. You don’t do the purchase accounting until after you close and you go through the process of doing the purchase accounting adjustments, so anything we do at this point is an estimate. I’d just emphasize that but we try to be relatively conservative in making those estimates.

If you take a look at the effect of purchase price accounting and therefore the amortization of intangibles that we would assume comes with the acquisition and the costs, the fees involved in doing the acquisition, that coupled with the deferred accounting, the deferred revenue impact, and I’ll come back to that, if you put those together, that’s what accounts for the dilution.

So apart from that, it would be pretty much EPS-neutral to very marginally positive if you ignored those effects. The deferred revenue is important because to the extent that a company that’s being acquired has received cash and has planned to recognize those revenues, in many instances, those revenues were essentially a part of the purchase accounting adjustments and therefore deferred revenues that might have been realized by a company on a stand-alone basis are not wholly recognized in the acquisition scenario. That’s the case here to a certain extent, so if you take purchase accounting and the fees and the deferred revenue adjustment, that’s really what drives the dilution.

Jessica Reif Cohen – Analyst, Bank of America Merrill Lynch

Okay, can you give us any more color?

Tom Staggs – Senior Executive Vice President and Chief Financial Officer, The Walt Disney Company

Well, we mentioned the dilution was mid-single digits, so that gives you a sense of what those effects are.

Jessica Reif Cohen – Analyst, Bank of America Merrill Lynch

Will fiscal 2011 dilution also be similar mid-single digits?

Tom Staggs – Senior Executive Vice President and Chief Financial Officer, The Walt Disney Company

Well, I think it’s safe to assume that, we have said even with those effects, that we reached an accretive earnings impact by ‘12, so it gives a reasonably, other than transaction fees, a reasonably smooth curve to get to that point, so ‘11 is a little better than ‘10 and then ‘12 we expect to be accretive.

Jessica Reif Cohen – Analyst, Bank of America Merrill Lynch

How much revenue do you expect to come from new characters versus established characters?

Tom Staggs – Senior Executive Vice President and Chief Financial Officer, The Walt Disney Company

As we looked at the deal, the lion’s share of the value that we depend upon in making the deal really comes from the most popular characters. We do think there’s some value from the rest of the library but I’m not going to break out specific percentages and frankly a specific percentage will be what it will be as we go through and really discover what’s there. My gut feel is that there might be, we might have surprise on the upside when we dig into a library that’s so vast, but in terms of saying what does it take to make sense for us to make this deal and create value for our shareholders, the lion’s share really comes from the best- known properties.

Jessica Reif Cohen – Analyst, Bank of America Merrill Lynch

Marvel already has an area in Universal Orlando. What opportunities do you see for Disney in theme parks as well as the other divisions, consumer products obviously?

Tom Staggs – Senior Executive Vice President and Chief Financial Officer, The Walt Disney Company

Well, in theme parks, there are some restrictions in their existing deals and obviously it’s absolutely our intention to honor existing deals that are in place, and rights that others may have in that regard, but as we get outside of Orlando and Spider-Man in Japan, we have an opportunity in theme parks, and over time we’ll explore just how best to take advantage of that, but I think that there is a real opportunity there.

Jessica Reif Cohen – Analyst, Bank of America Merrill Lynch

Do you think it would be confusing to consumers if you have a Spider-Man in California and one in Universal in Orlando?

Tom Staggs – Senior Executive Vice President and Chief Financial Officer, The Walt Disney Company

Well, people tend to space their visits out so I’m guessing they could make the trip in that amount of time and it’s all fine.

Jessica Reif Cohen – Analyst, Bank of America Merrill Lynch

Okay and consumer products, when you think about the different areas of growth from Marvel as the different drivers, is consumer products the biggest area?

Tom Staggs – Senior Executive Vice President and Chief Financial Officer, The Walt Disney Company

When we think about synergies, I think the biggest opportunity really is in consumer products and licensing, and breaking it down from there, I think international is probably the biggest piece of that. As you know, there are a number of licensing deals in place, and we went through those in the context of our diligence and feel good about those deals. On the licensing side, many of them are relatively short-term. There are opportunities and I think the synergies, over the next several years, I think we can really start to deliver some meaningful synergies. When we look at it, in the licensing side, here again, they’ve done a good job, but we have a broader licensing infrastructure, we have key account relationships that we can leverage. So I think that we can broaden the exposure of these properties, both in terms of geographies and their international mix and across product lines, as we’ve done the last five or six years, really focusing on product development and having product development teams that can broaden the reach of the property. It’s our intention and our hope that we can be successful in doing that.

Jessica Reif Cohen – Analyst, Bank of America Merrill Lynch

Okay, enough of Marvel then.

Tom Staggs – Senior Executive Vice President and Chief Financial Officer, The Walt Disney Company

Are you sure?

Jessica Reif Cohen – Analyst, Bank of America Merrill Lynch

I’m sure. We’ll go to the audience later on with maybe more questions.

On theme parks, just going through the divisions. On the last call, you indicated that underlying bookings, excluding the extra week in this fiscal quarter, were running down 7%. Has anything changed?

Tom Staggs – Senior Executive Vice President and Chief Financial Officer, The Walt Disney Company

Right, so you’re giving the figure excluding the 53rd week, which I think is appropriate.

Jessica Reif Cohen – Analyst, Bank of America Merrill Lynch

Right.

Tom Staggs – Senior Executive Vice President and Chief Financial Officer, The Walt Disney Company

The trends in parks have been relatively stable. In the parks business, as you’ve seen, the volumes have held up pretty well. There’s been a strong response to the promotions that we’ve put in place in the market, and so the trends that we’ve seen since the time of the earnings call have been relatively consistent with what we were seeing at that point in time.

Jessica Reif Cohen – Analyst, Bank of America Merrill Lynch

You’ve announced a price increase recently. Does that have—you do extensive research— do you think that’s impacting attendance or is the price elasticity low enough that this really doesn’t have a material effect even in this economy?

Tom Staggs – Senior Executive Vice President and Chief Financial Officer, The Walt Disney Company

Well, we do take a close look and try to do as much research as we can reasonably do on that, and the answer is we think that the price increase is both reasonable, and given the value that people see in the parks, something that is acceptable to consumers. Now as you know, we’ve had promotions in the marketplace and will continue to stay in the marketplace going forward to see what promotions are appropriate and I think it’s important to also make sure we’re taking the right price increases so that we don’t lose that compounding effect when we return to a period of fewer promotions.

Jessica Reif Cohen – Analyst, Bank of America Merrill Lynch

So you’re not seeing a big impact from the price increases?

Tom Staggs – Senior Executive Vice President and Chief Financial Officer, The Walt Disney Company

I know you’ll go still, so that’s good.

Jessica Reif Cohen – Analyst, Bank of America Merrill Lynch

Of course.

Tom Staggs – Senior Executive Vice President and Chief Financial Officer, The Walt Disney Company

No, I think that the market has and will take that price increase in stride.

Jessica Reif Cohen – Analyst, Bank of America Merrill Lynch

What’s the percentage of fixed versus variable costs at this point?

Tom Staggs – Senior Executive Vice President and Chief Financial Officer, The Walt Disney Company

Well, we’re sort of careful not to break down a specific percentage and not to be elusive, but because it’s not actually a cut and dried answer. If you look at the experience the parks have had this year, I think last quarter, they lost about 2 points of margin versus the prior year for the third quarter. I think that was pretty good performance and the cost measures that have been taken really break down into a few buckets. If you think about it just from the standpoint of what’s fixed versus what’s variable, obviously our depreciation, our set maintenance schedule, the property taxes, those are as fixed as they can get, but there’s a whole host of costs that I would call semi-fixed and that’s a big piece of it. We’ve got a high essentially fixed cost base in parks, which is reflective of the investment we’ve made to make sure that our parks are a differentiated experience, et cetera, but as you saw, revenues were down last quarter 9%, costs were down probably about 7%, to show that they were able to respond to a certain extent.

Certain of the actions they’ve taken have been back-of-house opportunities to restructure and be more efficient. I think those are on the order—and like permanent cost reductions.

Others have to do with volume. Their opportunities there have been somewhat limited, because as you know, our volumes have been relatively strong given the success of the promotion that we’ve put in the marketplace.

Our parks group does a good job every year of looking for cost efficiencies just in their operations, and that’s an on-going thing, but also in a marketplace and an economy like we’ve seen, there are certain things that we can and have done to mitigate normal cost escalation in the business, whether it’s in regard to salary expense or that sort of thing, and our ability to repeat that and replicate that to a large degree has to do with where the economy is and how quickly it recovers. To the extent there’s economic recovery, it’s hard to keep those costs, the increases completely in check.

Jessica Reif Cohen – Analyst, Bank of America Merrill Lynch

Right. How different will the two new cruise ships look and what will the routes be?

Tom Staggs – Senior Executive Vice President and Chief Financial Officer, The Walt Disney Company

Well, the most important thing about the two new cruise ships is that they actually look quite similar, just a lot bigger, sort of a couple of big brothers to the ships that we have now. In terms of tonnage, they are nearly 50% bigger in terms of gross tonnage, so these are pretty good-sized ships. And we expect the first one in our fiscal 2011, relatively early in the year, sailing some time probably second-quarterish.

Given the space that we occupy in the cruise business, we really are a niche player in cruise. This is for us a big expansion, obviously well more than a doubling of our capacity, but at the same time in the scheme of the cruise business, we’ll still be a niche player to the family niche, which will still be an attractive place for us to play.

They are programmatically, stylistically very similar to the first ones. I think they are going to be new and improved and there will obviously be new features, including a water slide that’s at the top deck that goes out over the water for thrill seekers, but we’re pretty excited both about the design and the prospects.

Jessica Reif Cohen – Analyst, Bank of America Merrill Lynch

And what’s the increase in capacity for rooms?

Tom Staggs – Senior Executive Vice President and Chief Financial Officer, The Walt Disney Company

For the staterooms?

Jessica Reif Cohen – Analyst, Bank of America Merrill Lynch

Yes.

Tom Staggs – Senior Executive Vice President and Chief Financial Officer, The Walt Disney Company

I think that we’ve got about, I’m trying to remember the exact number of staterooms, but it’s not a 50% increase in the capacity but it’s 25% or so.

Jessica Reif Cohen – Analyst, Bank of America Merrill Lynch

And are the routes going to be very different?

Tom Staggs – Senior Executive Vice President and Chief Financial Officer, The Walt Disney Company

Sorry?

Jessica Reif Cohen – Analyst, Bank of America Merrill Lynch

Are the routes going to be very different?

Tom Staggs – Senior Executive Vice President and Chief Financial Officer, The Walt Disney Company

Oh, the routes that they take?

Jessica Reif Cohen – Analyst, Bank of America Merrill Lynch

Yes.

Tom Staggs – Senior Executive Vice President and Chief Financial Officer, The Walt Disney Company

I thought you were talking about their genealogy. The first two are Italian and the next two are German so they’ve got different roots.

We haven’t announced the routes as yet, but there will be new routes that we’ll introduce as the new ships come on-line. We’ve had very good success with new itineraries as we try out itineraries so we’re excited about the possibility of opening up new routes even as we have the new ships so we’ll have something to sell on both sides.

Jessica Reif Cohen – Analyst, Bank of America Merrill Lynch

And will the economics be very different from the first two ships?

Tom Staggs – Senior Executive Vice President and Chief Financial Officer, The Walt Disney Company

I think in terms of our return of capital, I think they’ll be quite consistent. I’ve said in the past that we see our cruise business giving us sort of mid-teens return on invested capital, and once we get past the initial period there, I think that we’ll see a similar kind of return on the new ships and the business overall as we get to steady state.

Jessica Reif Cohen – Analyst, Bank of America Merrill Lynch

Before we leave the theme parks area, one last question on Disney Vacation Clubs. Have you seen any improvement in trends?

Tom Staggs – Senior Executive Vice President and Chief Financial Officer, The Walt Disney Company

Well, actually, the Disney Vacation Club trends have continued to be quite strong throughout, and they’ve been aided by the fact that we brought on some new properties during that period of time that I think have really generated a lot of excitement and helped sales. The addition that we made next to the Contemporary, which is something that people have been hoping for, something on the monorail, for some time down in Florida, that was very well-received and so the volume of sales for the Vacation Club have really been quite solid, so we’re encouraged by that.

Jessica Reif Cohen – Analyst, Bank of America Merrill Lynch

Okay, let’s move over to the networks. What is the current scatter in terms of calendar third quarter for broadcasting and for cable?

Tom Staggs – Senior Executive Vice President and Chief Financial Officer, The Walt Disney Company

What are the trends?

Jessica Reif Cohen – Analyst, Bank of America Merrill Lynch

Yes. What’s the time to market?

Tom Staggs – Senior Executive Vice President and Chief Financial Officer, The Walt Disney Company

We’ve talked in the last couple of quarters about the fact that we’ve seen a return to some more stabilization in the ad market and that continues to be true. There seems to be a much more stable market there but recently we’ve seen some encouraging signs, especially in national ad sales. Not enough or a little too early for me to declare victory or anything but some encouraging signs there. At ESPN, at the network, I think that improvement bodes well in scatter.

Jessica Reif Cohen – Analyst, Bank of America Merrill Lynch

A few people, a few presenters earlier have mentioned that auto seems to be coming back?

Tom Staggs – Senior Executive Vice President and Chief Financial Officer, The Walt Disney Company

Well, on the local basis, I wouldn’t call a rebound in auto. We’ve seen some political strength in a couple of markets in local, and as I said the local has firmed some, but not a turnaround. On the national level, the auto industry has gotten a little bit more active and I think it is an encouraging sign. So as I said, it’s a little early and we’ll wait and see but I’m cautiously optimistic about the trends.

Jessica Reif Cohen – Analyst, Bank of America Merrill Lynch

And can you give us a wrap-up of how you did in broadcasting and cable?

Tom Staggs – Senior Executive Vice President and Chief Financial Officer, The Walt Disney Company

Yes, ABC hasn’t come out and made any pronouncements on that so I want to be a little careful not to get too far out ahead of them, but as we’ve discussed in the past, we had expected to sell less deeply than we have in prior years. That is the case. We’re comfortable with where the pricing came out, but the net of it is we’ll have more to sell in scatter given the trends that we’re seeing. I’m hopeful that’s a good thing and of course at the end of the day, the key of course will be delivering ratings and if there’s a marketplace there, that will put us in good stead.

Jessica Reif Cohen – Analyst, Bank of America Merrill Lynch

So CPMs are down?

Tom Staggs – Senior Executive Vice President and Chief Financial Officer, The Walt Disney Company

Like I said, I’m not going to get too far in front of these guys in terms of what they have or haven’t said. They usually make the announcement they want to make and the timing they want to make it. In deference to Mike Shaw and his team, who are as good as they get—.

Jessica Reif Cohen – Analyst, Bank of America Merrill Lynch

Did cable do better?

Tom Staggs – Senior Executive Vice President and Chief Financial Officer, The Walt Disney Company

Well, cable is a different kind of upfront process, and as I said, we’ve seen some signs of strength in national. ESPN is the biggest piece of what we do in cable upfront, and we like some of the early trends that we’ve seen there, but again, everything is relative. This is a pretty tough ad marketplace that we’re coming off of, so I’m hesitant to say that the initial good signs are permanent or a dramatic return to prosperity there.

Jessica Reif Cohen – Analyst, Bank of America Merrill Lynch

And can you expand upon Bob’s comments during the last earnings call about how authentication could end up creating more issues for consumers and causing more harm than good?

Tom Staggs – Senior Executive Vice President and Chief Financial Officer, The Walt Disney Company

Well, I’m certain I can repeat them, if not expand on them.

I think that when we think about authentication, it has gotten to be a little bit of a muddled topic. At the end of the day, to the extent that there’s an opportunity to offer consumers additional access to content, there’s value in that, and I think that giving that incremental access and driving that incremental value, there should be some incremental compensation for that, however that may come, and I think that’s an important prospect to bear in mind.

The second thing I would say is that when we step back and look at the fundamental value proposition that the multi-channel providers give in terms of the content they provide, what they charge, how much entertainment it is, we still look at that and feel like it is a very strong consumer proposition and a strong value. To the extent that they can offer, on a reliable basis, advantaged access to content on other platforms, et cetera, I think that there’s value to that and I think that that is great to do and should be priced appropriately, et cetera.

What we wouldn’t want and I think this is what Bob was getting to, what we wouldn’t want to see is authentication as it’s called being used as a means of denying access to certain content to people that wanted to access it otherwise, so saying that you can only get content on the web let’s say if you are an authenticated customer. I’m not sure that’s a good consumer proposition or a good business proposition. But, if authentication can be proven out and can be structured in a business model that makes sense and provide advantaged access, I think that can be good. It’s really how it’s executed.

Jessica Reif Cohen – Analyst, Bank of America Merrill Lynch

But it sounds like you’re expecting incremental payment, yet cable is offering it for free?

Tom Staggs – Senior Executive Vice President and Chief Financial Officer, The Walt Disney Company

Yes, and that’s where I think there’s room for discussion or debate. As I said, I think there’s incremental value to provide that incremental viewing opportunity and I think that that has to be priced into the equation, however it’s going to be priced in.

Jessica Reif Cohen – Analyst, Bank of America Merrill Lynch

Switching a little bit to ESPN. How quickly do you expect ESPN’s international business to grow? It seems like a really big focus. You guys now have the rights to 46 matches for Premier League in the UK. What do you bring to that business?

Tom Staggs – Senior Executive Vice President and Chief Financial Officer, The Walt Disney Company

Well, I think that as we look forward to the next four or five years, ESPNs international business in percentage terms can be one of the fastest growing parts of the business, but let’s remember it starts from a pretty small base in relation to ESPN as a whole.

Jessica Reif Cohen – Analyst, Bank of America Merrill Lynch

What is international now with ESPN?

Tom Staggs – Senior Executive Vice President and Chief Financial Officer, The Walt Disney Company

Well, we haven’t broken it out that way but it’s a very small piece. As you recall, it’s only in the last probably two years that we’ve had an opportunity to talk about international as one of the drivers of growth at ESPN so it’s just to the point now where it can help move the needle. I think over the next four or five years, it will absolutely help move the needle, but again it’s from a relatively small base.

Now talking about the English Premier League, we’re making an investment in that, and so for the balance of 2009 and 2010, we’re in investment spending mode and that’s part of the reason that we’ve been reticent to name international as a big profit driver in the near-term because we think there are opportunities, have thought there are opportunities, to invest for future growth. As I look out over the next four or five years, I think we’re going to start to see that growth come through to the bottom line.

Jessica Reif Cohen – Analyst, Bank of America Merrill Lynch

Is there a way you could break out all of the cable networks in general? Is international a small piece even if you include Disney Channel?

Tom Staggs – Senior Executive Vice President and Chief Financial Officer, The Walt Disney Company

Well, Disney Channel skews a little bit more towards international in percentage terms than ESPN does, and the Disney Channel revenues, for example, are — Rich Ross was just making a comment about this today—that a meaningful driver of the overall revenues in Europe is now the Disney Channel because of the growth of that platform. Disney Channel domestic is still the biggest piece, but we’ve been, for the last four or five years, international has been a big driver of the growth overall, and still it’s not up to 50% yet but it could get there over time.

Jessica Reif Cohen – Analyst, Bank of America Merrill Lynch

And what percent of your revenue comes from online or digital now?

Tom Staggs – Senior Executive Vice President and Chief Financial Officer, The Walt Disney Company

A little less than 5%, I guess, if you calculate all of it in, digital across the businesses including online sales of theme parks and that sort of thing, If you take that out, still obviously much less than 5% because that’s nearly half of the revenues let’s say. We tend to focus on it without that.

Jessica Reif Cohen – Analyst, Bank of America Merrill Lynch

On the broadcast side, is there still meaningful room for cost rationalization at ABC, at the TV stations, TV studios? Across your TV businesses?

Tom Staggs – Senior Executive Vice President and Chief Financial Officer, The Walt Disney Company

Well, I think that it’s a different answer for the TV stations versus the network and production. TV stations, there isn’t a lot more that they can do on the costs, they run a very tight ship to begin with, they have nice margins and I don’t think that there’s—I wouldn’t recommend wholesale cost reductions there. As I said, we’ve got a strong team that manages to deliver both high margins and really strong results at TV stations.

The management team at the network and TV production have done actually a great job over the last couple of years in terms of just picking apart the business and figuring out every opportunity they can find to drive efficiencies. A lot of that is still work in process. I think they would agree with me that there’s more that they are doing and more that they intend to do as they continue to try to make sure that they’re rationalizing the cost business, in everything they do.

Now I’m not saying I think that it’s going to be a stair-step reduction in the cost base. I think it’s something that will continue to happen over time but there are opportunities for efficiency and program development and in program production across dayparts and they’re at it every day so I think you’ll continue to see that cost base improve.

Jessica Reif Cohen – Analyst, Bank of America Merrill Lynch

One last thing on TV. You’ve been in Hulu for a couple of months now. Any early lessons that you’ve learned and what happened to ABC.com traffic?

Tom Staggs – Senior Executive Vice President and Chief Financial Officer, The Walt Disney Company

Well, it’s a little early to draw definitive conclusions but so far, Hulu has not appeared to cannibalize ABC.com traffic because the shows by and large that have been on ABC.com prior to the deal and after the deal, their traffic has been relatively unaffected and we’ve seen obviously nice viewership on Hulu. So we’re pleased with the incrementality of Hulu so far but again it’s early going and we’ll keep watching that closely.

Jessica Reif Cohen – Analyst, Bank of America Merrill Lynch

Moving on to the studio, what’s the thinking behind doing a double feature for Toy Story 1 and Toy Story 2? Just a big promotion or — it’s only two weeks but it’s—?

Tom Staggs – Senior Executive Vice President and Chief Financial Officer, The Walt Disney Company

Mostly to get people to talk about it.

Jessica Reif Cohen – Analyst, Bank of America Merrill Lynch

Most kids have never seen a double-feature.

Tom Staggs – Senior Executive Vice President and Chief Financial Officer, The Walt Disney Company

Precisely so it’s novel, kind of a return to the good old-fashioned double feature. This is a unique set of properties, and I think when the studio went out there, they sort of toyed with the prospect and then they found that people were excited of the notion to be able to watch Toy Story 1 and 2, especially in 3D on a lot of screens in a double-feature. It’s a franchise that’s always been there and it continues to be important but it re-launched the movie franchise in theatres in a way that gets people’s attention.

Jessica Reif Cohen – Analyst, Bank of America Merrill Lynch

Absolutely and how will they charge for it?

Tom Staggs – Senior Executive Vice President and Chief Financial Officer, The Walt Disney Company

I’m not exactly sure what the price point is but it’s more than a single movie and less than buying two separate sets of tickets.

Jessica Reif Cohen – Analyst, Bank of America Merrill Lynch

When you look at the cost side—?

Tom Staggs – Senior Executive Vice President and Chief Financial Officer, The Walt Disney Company

It’s a single ticket that you buy and the pricing will vary.

Jessica Reif Cohen – Analyst, Bank of America Merrill Lynch

Well, in New York I’m sure they will gouge us.

Tom Staggs – Senior Executive Vice President and Chief Financial Officer, The Walt Disney Company

As you know, we don’t dictate pricing; the theater owners do.

Jessica Reif Cohen – Analyst, Bank of America Merrill Lynch

So when you look at the cost side of the film business, do you see any further opportunity to reduce cost of production, distribution, marketing?

Tom Staggs – Senior Executive Vice President and Chief Financial Officer, The Walt Disney Company

Well, again, this is one of those things that we try to stay on top of every day and every instance and the studio is on top of that. Bob made some comments about this in the last earnings call. They continue to work to make sure that they are making the right projects and then that they’re making them in the right way. And so I think on the production side, we’ll continue to look for efficiencies and innovations along those lines, both in live action and in animation frankly.

On the marketing side, there is an opportunity to continue to reinvent how you market films. Word-of-mouth is so powerful, social networks is such an important piece of the equation now, and they offer opportunities to reach consumers in additional ways and efficient ways, so they will continue to really work on the effectiveness first and foremost, but also the efficiency of the marketing effort.

Jessica Reif Cohen – Analyst, Bank of America Merrill Lynch

Right. I know this topic has been beaten to death—?

Tom Staggs – Senior Executive Vice President and Chief Financial Officer, The Walt Disney Company

So let’s hit it again.

Jessica Reif Cohen – Analyst, Bank of America Merrill Lynch

It may not be as relevant to you given your sell-through nature but Redbox, Netflix, would you say friend or foe in the long-term?

Tom Staggs – Senior Executive Vice President and Chief Financial Officer, The Walt Disney Company

I certainly agree it’s been beaten to death. I think that overall, we are going to continue to see people come up with ways to try to make access for content more convenient for consumers, that convenience will often be married up with better pricing, et cetera. It’s hard for us to be too much against broadened opportunities for consumers to get to our content. At the same time, no studio wants to trade a sell-through transaction for a rental transaction one-to-one. The math isn’t great there, but at the same time, as you look at the industry as a whole, there’s certain inevitability to some of that happening.

We are trying to make sure that we focus and I think we’ve actually been misquoted that we say we only have a sell-through library. The fact is we have a library and frankly, a current production approach that we think lends itself to sell-through and we think that we still do well in terms of the relationship of percentage of sell-through versus percentage of rental, but providing broader access to content over time in the history of content has ended up being a pretty good thing.

Now, as people experiment with new models, they also experiment with pricing as will we, and at the end of the day, I end up being reasonably sanguine as to what the overall prospects are for filmed entertainment in terms of reaching consumers and getting the value for that content. We’ve talked for a while now about structural issues that we’ve seen in the DVD business in particular, and this is one of the things that we’ve been signaling and talking about and focusing on as we think about the business both strategically and from a cost and investment standpoint.

Jessica Reif Cohen – Analyst, Bank of America Merrill Lynch

Are you guys planning any new Broadway plays?

Tom Staggs – Senior Executive Vice President and Chief Financial Officer, The Walt Disney Company

I’m sorry, any what?

Jessica Reif Cohen – Analyst, Bank of America Merrill Lynch

Broadway plays?

Tom Staggs – Senior Executive Vice President and Chief Financial Officer, The Walt Disney Company

Over time you’ll see more Broadway. We don’t have one that’s imminent.

Jessica Reif Cohen – Analyst, Bank of America Merrill Lynch

Do you have any write-downs associated with the recent closing?

Tom Staggs – Senior Executive Vice President and Chief Financial Officer, The Walt Disney Company

Nothing material.

Jessica Reif Cohen – Analyst, Bank of America Merrill Lynch

Okay, on consumer products you’ve got pretty easy comps going into the holiday season. Can you just talk about—?

Tom Staggs – Senior Executive Vice President and Chief Financial Officer, The Walt Disney Company

Well, I’m not so sure. The downturn actually came on the heels of a lot of the initial ordering for holiday for last year, so the sales at retail were tough last year, but for a licensing-driven business, if you go back and look at last first quarter, it wasn’t that bad of a quarter. So, I don’t look at my first fiscal quarter—the fourth calendar quarter—and say, well that’s a bunch of easy comps. I don’t think that’s the case, but I think this holiday season remains to be seen. The real question is, how is the consumer going to show up and what’s their attitude going to be about spending, because consumer confidence has been up a bit lately, but at the same time, I think that people are waiting and watching to see just how that translates into consumer spending and that’s a wildcard.

Jessica Reif Cohen – Analyst, Bank of America Merrill Lynch

And how much of consumer products now is outside the U.S. and what are the trends there? Are they any better than here?

Tom Staggs – Senior Executive Vice President and Chief Financial Officer, The Walt Disney Company

We’re meaningfully over 50% international and one of the things that we talked about when we talked about Marvel, was the fact that they’re meaningfully under 50%. We’re meaningfully over 50%, and we look to move that more in the direction of where we are. We approach 60%—right in that ballpark actually— in terms of our overall licensing business.

Having said that, I still think that there’s room for growth internationally. I think that we have to be thoughtful about how we pursue it but the same kind of focus on key accounts that we’ve had in the United States, direct-to-retail relationships that we’re building outside the U.S., building share in additional product categories, having a broader set of products to bring to market, those can all inure to our benefit and I think that makes sense.

When you think about a business like Marvel, where given the infrastructure that they have, it’s more difficult for them to sustain products and their position at retail in- between releases. Given our position in the marketplace and our many different distribution platforms, I think we would look to sustain their properties in-between releases to a greater extent, just as we have done for our own properties, and try to build a more stable base of business from which to grow and so we’re excited about that.

Jessica Reif Cohen – Analyst, Bank of America Merrill Lynch

I just want to touch on Disney Interactive and we’ll open it up to the audience, but just on the game side, where do you have long-term targets or can you update us on long- term targets for revenue and OI?

Tom Staggs – Senior Executive Vice President and Chief Financial Officer, The Walt Disney Company

Well, what we really said is that we look to get to the steady state, which is probably about $350 million a year of investment in the games business, and that is over the next several years. I think our investment was about $180 million on a comparable basis last year and so we’ve got aways to go to get there. When we get there, I’d like to see our margins be comparable to the other players in the industry, which has been a tough year this year, but they have been mid-teen kind of margin players in that business and so I’d like to see us in that same sort of place and I think there’s a real value-creation opportunity there.

Over time, again, I like the notion of at least having the option to bring some of the Marvel properties in-house from a games perspective. I think that will happen. It doesn’t mean we won’t continue, certainly we’ll continue, current license arrangements and we today are a blend of licensed versus self-published. I suspect that will continue for some time so we’ll have a mix of business there and I think as we look out over the next few years, it can be a real contributor to our bottom line.

Jessica Reif Cohen – Analyst, Bank of America Merrill Lynch

Let’s open up the questions to the audience. Club Penguin sort of got buried after you acquired it. Could you give us an update of how it’s done since you took it over?

Tom Staggs – Senior Executive Vice President and Chief Financial Officer, The Walt Disney Company

It’s continued to grow with subscribers. We’re really quite pleased with how it’s come out, and how it’s coming out. We’ve launched in a number of different markets around the world. I think that we’re going to continue that geographic expansion. We have well over a million subscribers at this point, paid subscribers, obviously many more users than that. It’s really a nice business and on top of that, in that deal, we got a management team led by a guy named Lane Merrifield who is very talented in this area. Lane is actually overseeing our virtual world development and so it wasn’t just Club Penguin property, we got real talent. The team up in Kelowna, British Columbia is a really strong team and I think it’s safe to say we’ve learned a lot from them in this context and broadened our horizons and our opportunities in this field as a whole, so it’s really on all levels I think it’s worked out quite well.

Jessica Reif Cohen – Analyst, Bank of America Merrill Lynch

Last chance, audience questions?

Tom Staggs – Senior Executive Vice President and Chief Financial Officer, The Walt Disney Company

Usually at the end of the day, we’ve worn them out.

Jessica Reif Cohen – Analyst, Bank of America Merrill Lynch

One last thing. When can you go back in the market to start buying back stock?

Tom Staggs – Senior Executive Vice President and Chief Financial Officer, The Walt Disney Company

Well, as you know, I talked about the fact that we’re issuing nearly 60 million shares in this Marvel transaction. We anticipate buying at least that many shares back over the next 12 months. Technically speaking, until we have a mailed proxy, we can be in the market as long as we’re observing all the rules, so we will take a look at the market and those opportunities — but as we said, our expectation is that we’ll be able to buy those shares with — certainly within the year.

Jessica Reif Cohen – Analyst, Bank of America Merrill Lynch

Great. Thank you so much, Tom.

Tom Staggs – Senior Executive Vice President and Chief Financial Officer, The Walt Disney Company

My pleasure, thanks.

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